UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

INFORMATION CONTAINED IN THIS REPORT

On August 5, 2014, Manchester United plc (“Manchester United”) announced the pricing of the previously announced public offering (the “Offering”) of 12,000,000 of its Class A Ordinary Shares by Red Football LLC (the “Selling Shareholder”) at a price to the public of $17.00 per share. The offering was upsized from the previously announced public offering of 8,000,000 Class A Ordinary Shares by the Selling Shareholder.  The underwriters have an option to purchase up to an additional 1,800,000 Class A Ordinary Shares from the Selling Shareholder. The Offering is expected to close on August 11, 2014, subject to customary closing conditions.  Manchester United will not receive any proceeds from the sale of any Class A Ordinary Shares by the Selling Shareholder.  The press release announcing the pricing of the Offering is filed as Exhibit 99.1 hereto.

In connection with the Offering, Manchester United and the Selling Shareholder entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule A thereto.  A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto.

The information set forth in this report on Form 6-K, the Underwriting Agreement filed as Exhibit 1.1 hereto and the press release filed as Exhibit 99.1 hereto are hereby incorporated by reference into Manchester United’s Registration Statement on Form F-3, File No. 333-191225, as amended, originally filed with the Securities and Exchange Commission on September 18, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2014

MANCHESTER UNITED PLC

By:	/s/ Edward Woodward
Name: Edward Woodward
Title: Executive Vice Chairman

EXHIBIT INDEX

Exhibit Number	Description

1.1

Underwriting Agreement, dated August 5, 2014, among Manchester United plc, Red Football LLC and Jefferies LLC, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representatives of the several Underwriters named in Schedule A thereto.

99.1	Press Release of Manchester United plc, dated August 5, 2014.